                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended      December 31, 1996
                                 --------------------------

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITITES
      EXCHANGE ACT OF 1934

      For the transition period from ____________  to  ____________

      Commission file number 1-11897
                             -------

      A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                            BW/IP International, Inc.
                            Capital Accumulation Plan

      B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                                   BW/IP, Inc.
                             200 Oceangate Boulevard
                                    Suite 900
                          Long Beach, California 90802

                                      INDEX




                                                                Page(s)
                                                                -------

(1)  Signatures                                                      3

(2)  Consent of Independent Accountants                              4

(3)  Financial Statements of the BW/IP International, Inc.
     Capital Accumulation Plan

     Report of Independent Accountants                               6

     Statements of Net Assets Available for Plan Benefits,
     with Fund Information as of December 31, 1996 and 1995        7-8

     Statements of Changes in Net Assets Available for
     Plan Benefits, with Fund Information for the
     Years Ended December 31, 1996 and 1995                       9-10

     Notes to Financial Statements                               11-15

     Supplemental Schedules:

     Line 27a - Assets Held for Investment Purposes
     as of December 31, 1996                                        16

     Line 27d - Schedule of Reportable Transactions
     for the Year Ended December 31, 1996                           17

SIGNATURES


      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.


                                        BW/IP International, Inc.
                                        Capital Accumulation Plan



Date:  June 27, 1997                    /s/ D.G. Taylor
                                        -----------------------------
                                        D.G. Taylor
                                        Chairman

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-44806) of BW/IP, Inc. of our report dated June 25, 1997 appearing on page 6 of the Annual Report of the BW/IP International, Inc. Capital Accumulation Plan on Form 11-K for the year ended December 31, 1996.


/s/ Price Waterhouse LLP
----------------------------------
Price Waterhouse LLP
Los Angeles, California
June 25, 1997

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN
REPORT AND FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1996 AND 1995

                   REPORT OF INDEPENDENT ACCOUNTANTS


June 25, 1997

To the Participants and
Administrative Committee of the
BW/IP International, Inc.
Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the BW/IP International, Inc. Capital Accumulation Plan (the
Plan) at December 31, 1996 and 1995 and the changes in the net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Price Waterhouse LLP
----------------------------------
Price Waterhouse LLP
Los Angeles, California
June 25, 1997

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------


                                                                       AS OF DECEMBER 31, 1996
                                            ------------------------------------------------------------------------------
                                                                   FUND INFORMATION
                                            -------------------------------------------------------------
                                             COMPANY       INCOME       BALANCED    AGGRESSIVE       LOAN
                                            STOCK FUND      FUND          FUND      STOCK FUND       FUND         TOTAL
                                            ----------   -----------   ----------   -----------   ----------   -----------
Cash and cash equivalents                   $   20,009   $   501,037   $9,599,074   $    20,000   $   30,094   $10,170,214

Investments:
  Common stock                               9,032,826                                                           9,032,826
  Registered investment companies                          9,342,843                 32,670,829                 42,013,672
  Group Annuity Contracts with insurance
    companies, at contract value                          23,706,389                                            23,706,389
  Participant loans                                                                                3,027,035     3,027,035

Receivables:
  Participant contributions                     66,557        79,394       55,384       161,183                    362,518
  Employer contributions                       373,320                                                             373,320
  Interest and dividends                        57,025         1,762           94           304           79        59,264
                                            ----------   -----------   ----------   -----------   ----------   -----------
Net assets available for plan benefits      $9,549,737   $33,631,425   $9,654,552   $32,852,316   $3,057,208   $88,745,238
                                            ==========   ===========   ==========   ===========   ==========   ===========




         The accompanying notes to financial statements are an integral part of these statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------


                                                                       AS OF DECEMBER 31, 1995
                                            ------------------------------------------------------------------------------
                                                                   FUND INFORMATION
                                            -------------------------------------------------------------
                                             COMPANY       INCOME       BALANCED    AGGRESSIVE       LOAN
                                            STOCK FUND      FUND          FUND      STOCK FUND       FUND         TOTAL
                                            ----------   -----------   ----------   -----------   ----------   -----------
Cash and cash equivalents                   $  470,276   $ 2,563,211   $   20,000   $    20,000   $   33,055   $ 3,106,542

Investments:
  Common stock                               6,217,167                                                           6,217,167
  Registered investment companies                                       8,833,689    32,275,878                 41,109,567
  Group Annuity Contracts with insurance
    companies, at contract value                          30,409,219                                            30,409,219
  Participant loans                                                                                2,564,698     2,564,698

Receivables:
  Participant contributions                     69,378        85,526       51,179       169,267                    375,350
  Employer contributions                        63,503                                                              63,503
  Interest and dividends                        40,627        12,752          173           345          144        54,041
                                            ----------   -----------   ----------   -----------   ----------   -----------
Net assets available for plan benefits      $6,860,951   $33,070,708   $8,905,041   $32,465,490   $2,597,897   $83,900,087
                                            ==========   ===========   ==========   ===========   ==========   ===========




         The accompanying notes to financial statements are an integral part of these statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
WITH FUND INFORMATION
--------------------------------------------------------------------------------


                                                                FOR THE YEAR ENDED DECEMBER 31, 1996
                                            -------------------------------------------------------------------------------
                                                                   FUND INFORMATION
                                            --------------------------------------------------------------
                                             COMPANY       INCOME       BALANCED     AGGRESSIVE       LOAN
                                            STOCK FUND      FUND          FUND       STOCK FUND       FUND         TOTAL
                                            ----------   -----------   -----------   -----------   ----------   -----------
Additions (deductions) in net assets
available for plan benefits:
  Interest and dividends                    $  210,350   $ 2,047,285   $   516,569   $   443,417   $  179,915   $ 3,397,536
  Net appreciation (depreciation) in
    fair value of investments                  (75,024)                    313,259     3,084,682                  3,322,917
  Contributions by participants                537,132     2,836,440       474,721     1,374,292                  5,222,585
  Contributions by employer                  1,155,948                                                            1,155,948
  Benefit payments to participants            (713,030)   (2,896,281)   (1,207,034)   (3,437,490)                (8,253,835)
                                            ----------   -----------   -----------   -----------   ----------   -----------
Net increase prior to interfund transfers    1,115,376     1,987,444        97,515     1,464,901      179,915     4,845,151
Interfund transfers                          1,573,410    (1,426,727)      651,996    (1,078,075)     279,396
                                            ----------   -----------   -----------   -----------   ----------   -----------
  Net increase                               2,688,786       560,717       749,511       386,826      459,311     4,845,151
Net assets available for plan benefits:
  Beginning of year                          6,860,951    33,070,708     8,905,041    32,465,490    2,597,897    83,900,087
                                            ----------   -----------   -----------   -----------   ----------   -----------
  End of year                               $9,549,737   $33,631,425   $ 9,654,552   $32,852,316   $3,057,208   $88,745,238
                                            ==========   ===========   ===========   ===========   ==========   ===========




         The accompanying notes to financial statements are an integral part of these statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
WITH FUND INFORMATION
--------------------------------------------------------------------------------


                                                              FOR THE PLAN YEAR ENDED DECEMBER 31, 1995
                                            -------------------------------------------------------------------------------
                                                                   FUND INFORMATION
                                            --------------------------------------------------------------
                                             COMPANY       INCOME       BALANCED     AGGRESSIVE       LOAN
                                            STOCK FUND      FUND          FUND       STOCK FUND       FUND         TOTAL
                                            ----------   -----------   -----------   -----------   ----------   -----------
Additions (deductions) in net assets
available for plan benefits:
  Interest and dividends                    $  151,172   $ 1,938,099   $   466,407   $   224,458   $  141,812   $ 2,921,948
  Net appreciation (depreciation) in
    fair value of investments                 (270,204)                  1,493,887     9,157,541                 10,381,224
  Contributions by participants                927,889       944,837       751,585     2,158,257                  4,782,568
  Contributions by employer                    784,718                                                              784,718
  Benefit payments to participants            (524,230)   (4,525,646)     (679,160)   (4,095,402)                (9,824,438)
                                            ----------   -----------   -----------   -----------   ----------   -----------
Net increase prior to interfund transfers    1,069,345    (1,642,710)    2,032,719     7,444,854      141,812     9,046,020
Interfund transfers                            618,022       922,293      (229,042)   (1,449,174)     137,901
                                            ----------   -----------   -----------   -----------   ----------   -----------
  Net increase (decrease)                    1,687,367      (720,417)    1,803,677     5,995,680      279,713     9,046,020
Net assets available for plan benefits:
  Beginning of year                          5,173,584    33,791,125     7,101,364    26,469,810    2,318,184    74,854,067
                                            ----------   -----------   -----------   -----------   ----------   -----------
  End of year                               $6,860,951   $33,070,708   $ 8,905,041   $32,465,490   $2,597,897   $83,900,087
                                            ==========   ===========   ===========   ===========   ==========   ===========




         The accompanying notes to financial statements are an integral part of these statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



1. DESCRIPTION OF THE PLAN

    GENERAL
    The BW/IP International, Inc. Capital Accumulation Plan (the "Plan") is a defined contribution plan covering all U.S. employees of BW/IP International, Inc. (the "Company"). An employee is eligible to participate in the Plan on the first day of the calendar quarter following the completion of three calendar months of employment commencing on his date of hire by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Although it has not expressed any intention to do so, the Company has the right, under the terms of the Plan, to terminate the Plan subject to ERISA provisions. The Plan is administered by an Administrative Committee consisting of at least three persons appointed by the Board of Directors of the Company.

    CONTRIBUTIONS
    Participant contributions to the Plan are based upon a percentage of gross pay as designated by each participant. Participants may contribute up to 16% of their annual wages before bonuses on a pre-tax or after-tax basis. Contributions are invested based on each participant's election in one or more of the following funds: Company Stock Fund, Income Fund, Balanced Fund, and Aggressive Stock Fund.

    The Company makes matching contributions of 25% of the first 6% of a participant's contributions. The Company may make an additional matching contribution of up to 75% of the first 2% of a participant's contribution, based upon the Company's performance during the year. The Company intends to make all matching contributions in shares of common stock of BW/IP, Inc., the parent of BW/IP International, Inc.

    PARTICIPANTS' ACCOUNTS
    Each participant's account is credited with the participant's contributions, Company matching contributions and Plan earnings. Allocations of earnings are based on participants' account balances.

    VESTING
    All participant and Company contributions are fully vested at all times.

    BENEFIT PAYMENTS AND PARTICIPANT LOANS
    Participants or beneficiaries may elect to withdraw benefits upon termination of employment, retirement, permanent disability, or death. Other withdrawals and loans from the Plan can be made under certain circumstances. Participants may generally borrow up to the lesser of 50% of their vested balance or $50,000. The loans are collateralized by the participant's interest in the Plan.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



    There were no amounts payable to employees who had withdrawn from the Plan as of December 31, 1996. At December 31, 1995, amounts payable to employees who had withdrawn from the Plan were $32,047 for the Company Stock Fund, $199,031 for the Income Fund, $46,758 for the Aggressive Stock Fund, and $130,704 for the Balanced Fund.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING
    The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

    INVESTMENT INCOME
    Dividend and interest income are recorded as earned. The net appreciation or depreciation in the fair value of investments comprises realized gains or losses and unrealized appreciation or depreciation of investments.

    PAYMENT OF BENEFITS
    Benefit payments to participants are recorded upon distribution.

    CASH AND CASH EQUIVALENTS
    For reporting purposes, the Plan's Administrative Committee considers all short-term highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

    USE OF ESTIMATES
    The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and of changes in net assets available for plan benefits at the date of the financial statements and during the respective reporting periods. Actual results could differ from those estimates.

    VALUATION OF INVESTMENTS AND DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
    The carrying amounts of cash, cash equivalents and contributions and investment income receivable approximate fair value because of the short maturity of these instruments. Investments in common stock are stated at fair value. Investments in registered investment companies are stated at net asset value. The carrying amounts of investments in common stock and registered investment companies approximate fair value based upon market quotes at December 31, 1996. Group Annuity Contracts (GAC), with the exception of the Executive Life GAC described in Note 7, are stated at contract value. The carrying values of Group Annuity Contracts approximate fair value based upon current rates offered to the Company for investments of the same remaining maturity. Participant loans are stated at cost which approximates fair value.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



3.  NET ASSETS BY INVESTMENT OPTION

    Plan participants may choose among four investment options:

    o   Company Stock Fund - This fund is primarily comprised of shares of
        ------------------
        BW/IP, Inc. common stock.

    o   Income Fund - The primary objective is to provide a fixed rate of
        -----------
        return while preserving principal. The fund invests in Group Annuity Contracts (GACs) issued by insurance companies and Merrill Lynch Investment.

    o   Balanced Fund (Vanguard's Wellesley Income Fund) - This fund emphasizes
        ------------------------------------------------
        the idea of combining income and growth in a single fund in order to reduce risk and volatility through diversification. It invests in stocks and bonds, changing the portion invested in each as market conditions change. Stock dividends and bond interest provide income, while the securities offer the potential for capital appreciation when stock markets rise or interest rates fall.

    o   Aggressive Stock Fund (Fidelity Magellan Fund) - The primary objective
        ----------------------------------------------
        of this fund is to seek maximum capital appreciation by identifying and purchasing attractive, undervalued securities. The fund invests in companies with substantial promise of future earnings growth.

4.  GROUP ANNUITY CONTRACTS WITH INSURANCE COMPANIES AND INVESTMENTS

    The Plan's deposits with insurance companies and investments are held in trust funds administered by The Northern Trust Company of Chicago, Illinois, the Plan's Trustee ("the Trustee").

5.  TAX STATUS

    A determination letter has been received from the Internal Revenue Service which qualifies the Plan for tax-exempt status under Section 401(a) of the Internal Revenue Code ("IRC") and for exemption from federal income taxes under the provisions of Section 501(a) of the IRC. The Plan sponsor believes that the Plan, as presently amended, will continue to qualify under applicable provisions of the IRC and will thereby be exempt from federal income taxes.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



6.  ADMINISTRATIVE EXPENSES

    Expenses incurred by the Plan for accounting and administration are borne by the Company. Such expenses amounted to approximately $276,000 and $243,000 for the plan years ended December 31, 1996 and 1995, respectively.

7.  EXECUTIVE LIFE GROUP ANNUITY CONTRACT

    At December 31, 1990, the Plan held a Group Annuity Contract ("GAC") in the amount of $8,009,755, issued by Executive Life Insurance Company ("Executive Life"). The terms of the GAC included interest at an annual rate of 10.01% with scheduled maturity on June 30, 1992.

    On April 11, 1991, as a result of the State of California Insurance Commissioner's application for Order of Conservation, the Superior Court of California placed Executive Life of California into conservatorship. In connection therewith, the payment of certain obligations, including the Plan's GAC investment, was frozen. As a result of the above action, the Plan's Administrative Committee formally segregated all assets of the Plan's Income Fund which had been invested in the Executive Life GAC, into a new fund, named the "Executive Life Fund" which is included in the Income Fund for financial reporting purposes. As of that date, assets of the Executive Life Fund were allocated to participants' accounts based on their respective percentage interests in the Income Fund of the Plan, and were then frozen to all activity, including transfer and withdrawal of funds, and interest thereon was no longer accrued. The value of the GAC frozen at April 11, 1991 was $8,224,018 of which interest of $214,263 was not included in the December 31, 1990 financial statements resulting in an adjusted carrying value of $8,009,755. The carrying value of the GAC was further reduced in the December 31, 1992 and 1993 financial statements by $196,938 and $260,774, respectively, resulting in adjusted values of $7,812,817 and $7,552,043, respectively.

    On May 5, 1992, court approval was given to the buyout of Executive Life by a French investment group. On March 22, 1993, the State of California Court of Appeals overturned the State of California Insurance Commissioner's Rehabilitation Plan citing certain deficiencies that had to be corrected. On June 6, 1993, a Revised Rehabilitation Plan was presented to the Court of Appeals and subsequently approved effective September 3, 1993.

    In December 1993, Executive Life retroactively adjusted the original value of the GAC from $8,224,018 to $8,317,228. The adjusted value is used for calculating all settlement amounts.

    The Revised Rehabilitation Plan provided for an election between two scenarios: "Opting In" with recovery estimated at approximately 87% plus any state guarantee funds but no payment until September 3, 1998, or "Opting Out" with recovery forecasted by legal counsel at approximately 84% without full assurance of state guarantee funds but a first quarter 1994 payment of approximately 57% plus nominal interest, with the balance to be paid periodically over approximately five years.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



    The Plan's Administrative Committee elected the "Opting Out" scenario, causing payments of $7,111,063 to be made by Executive Life from December 1993 to May 1996. These funds, along with $58,866 interest, were transferred to the Income Fund with special provisions for participants to further elect to transfer their respective allocated amounts to other funds or make withdrawals in accordance with Plan provisions. The interest received was treated as a reduction in the principal amount of the investment. Future receipts of interest will be treated similarly.

    Based on the "Opting Out" scenario and an analysis of the most likely recovery from the state guarantee funds, management determined that the carrying value of the GAC of $382,114 at December 31, 1996 reflected its best estimate of the future payments to be received. However, based upon a payment of $562,831 received in April 1997, the Plan has been able to realize amounts in excess of the adjusted carrying value.

8.  RECONCILIATION OF THE FINANCIAL STATEMENTS TO THE FORM 5500

    The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500. Differences between the financial statements and the Form 5500 primarily consist of adjustments made to conform the financial statements to the accrual method of accounting as required by generally accepted accounting principles.

                                                             DECEMBER 31,
                                                         1996           1995
    Net assets available for Plan benefits per
      the financial statements                        $88,745,238    $83,900,087

    Executive Life Insurance Company Valuation
      Reserve (Note 7)                                    776,703        776,703
    Accrued interest receivable                          (129,726)            --
    Other                                                  19,000         24,850
                                                      -----------    -----------
    Net assets available for Plan benefits
      per the Form 5500                               $89,411,215    $84,701,640
                                                      ===========    ===========

9.  SUBSEQUENT EVENTS

    On January 2, 1997, the Plan's trustee and recordkeeper were changed from the Northern Trust Company and William M. Mercer, Inc., respectively, to Merrill Lynch Trust Company of California and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, respectively.

    On May 6, 1997, the Company entered into an Agreement and Plan of Merger with Durco International, Inc. The Company is not aware of any intention to terminate the Plan in part or in whole at any time.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

SCHEDULE I - LINE 27a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                   DESCRIPTION OF INVESTMENT,
                                                    INCLUDING MATURITY DATE,
IDENTITY OF ISSUE, BORROWER,                       RATE OF INTEREST, COLLATERAL,
  LESSOR, OR SIMILAR PARTY                           PAR OR MATURITY VALUE                        COST      CURRENT VALUE
----------------------------                       -----------------------------                  ----      -------------
Investment Companies
--------------------
  Fidelity Magellan Fund, Inc.                   405,094 shares                               $27,357,514    $32,670,829
  Merrill Lynch Retirement Preservation Trust    9,213,116 shares                               9,342,843      9,342,843
                                                                                              -----------    -----------
      Total investment companies                                                               36,700,357     42,013,672
                                                                                              -----------    -----------

U.S. Corporation Common Stock
-----------------------------
  BW/IP, Inc.(2)                                 547,444 shares, common stock,
                                                   $0.01 par value                    10,212,752      9,032,826
                                                                                              -----------    -----------

Contracts with Insurance Companies
----------------------------------
  Executive Life Insurance Company(1)            Group Annuity Contract, 10.01%
                                                   annual rate, maturity 6/30/92                                 382,114
  John Hancock Insurance Company                 Group Annuity Contract, 6.28%
                                                   annual rate, maturity 9/30/99                4,316,247      4,316,247
  CNA Insurance Company                          Group Annuity Contract, 6.90%
                                                   annual rate, maturity 3/31/98                5,833,062      5,833,062
  New York Life Insurance Company                Group Annuity Contract, 6.30%
                                                   annual rate, maturity 9/30/99                4,317,262      4,317,262
  Commonwealth Insurance Company                 Group Annuity Contract, 6.83%
                                                   annual rate, maturity 9/30/98                2,912,649      2,912,649
  Principal Mutual Life Insurance Company        Group Annuity Contract, 7.15%
                                                   annual rate, maturity 3/31/99                5,945,055      5,945,055
                                                                                              -----------    -----------
      Total contracts with insurance companies                                                 23,324,275     23,706,389
                                                                                              -----------    -----------

Participant loans
-----------------
  Participant loans                              Loans to Plan participants, interest
                                                   rates ranging from 6.76% to 10.45%
                                                   per annum, maturity dates ranging
                                                   from January 1997 to November 2010,
                                                   collateralized by vested interest
                                                   in individual Plan accounts                         --      3,027,035
                                                                                              -----------    -----------

Cash and Short-Term Investments
-------------------------------
  Northern Trust Company Collective
    Short-Term Investment Fund                   571,140 units, $1.00 unit value                  571,140        571,140
    Cash - BW/IP Balanced Fund                                                                  9,599,074      9,599,074
                                                                                              -----------    -----------
      Total Cash and Short-Term Investments                                                    10,170,214     10,170,214
                                                                                              -----------    -----------

  Total Assets Held for Investment                                                            $80,407,598    $87,950,136
                                                                                              ===========    ===========

(1) Refer to Note 7 of accompanying financial statements

(2) Party-in-Interest

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

SCHEDULE II - LINE 27d SCHEDULE OF REPORTABLE TRANSACTIONS(2) FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                                                                              CURRENT
                                                                                    EXPENSE                   VALUE OF
                                                                                   INCCURED                   ASSET ON      NET
IDENTITY OF PARTY       DESCRIPTION OF ASSET      PURCHASE     SELLING    LEASE      WITH        COST OF    TRANSACTION   REALIZED
   INVOLVED                                        PRICE        PRICE     RENTAL  TRANSACTION     ASSET        DATE         GAIN
-----------------       --------------------     -----------  ----------  ------  -----------   ---------   -----------  ----------
The Northern Trust      Northern Trust           $28,090,849                                   $28,090,849  $28,090,849
Company(1)              Company Collective
                        Short-Term
                        Investment Funds

The Northern Trust      Northern Trust                       $30,626,251                        30,626,251   30,626,251
Company(1)              Company Collective
                        Short-Term
                        Investment Fund

Fidelity Management     Fidelity Magellan          8,994,253                                     8,994,253    8,994,253
and Research Company    Fund, Inc.

Fidelity Management     Fidelity Magellan                      6,811,578                         5,971,028    6,811,578  $  840,550
and Research Company    Fund, Inc.

Fidelity Management     Vanguard/Wellesley                    11,225,046                        10,316,656   11,225,046     908,390
and Research Company    Income Fund, Inc.

Merrill Lynch           Merrill Lynch              9,500,000                                     9,500,000    9,500,000
                        Retirement
                        Preservation
                        Trust

Canada Life Assurance   Group Annuity                          5,315,890                         5,315,890    5,315,890
Company                 Contract, 6.30%
                        Annual Rate,
                        Maturity 9/30/96



(1) Party-in-Interest transaction

(2) Under ERISA, a reportable transaction is a transaction or series of transactions during the period that involves more than 5% of the fair value of plan assets at the beginning of the period.